Scythian Biosciences announces binding agreement for argentinian acquisition OF ABP

– aBP holds first & only cannabis license in argentina –

– aBP revenues in excess of USD$11 million in 2017 AND PROFITABLE –

Toronto, ON – May 11, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce that the Company has entered into a business combination agreement (the “Agreement”) with MMJ International Investments Inc. (“MMJ” or “MMJ International”), owner of Argentina-based ABP S.A. (“ABP”), a pharmaceutical import and distribution company with a license to import, sell and distribute medical products and derivatives in Argentina. ABP also holds a license to import CBD oil into Argentina (the “License”). Under the terms of the Agreement, Scythian will acquire all of the issued and outstanding common shares of MMJ by way of a three-cornered amalgamation (the “Transaction”) whereby MMJ will amalgamate with a wholly-owned subsidiary of the Company. In consideration, Scythian will issue an aggregate of 6,176,320 common shares of the Company to the shareholders of MMJ. The Agreement supersedes the non-binding letter of intent between Scythian and MMJ previously announced on March 12, 2018, which was extended on March 29, 2018, and extended again on May 1, 2018.

The Transaction is subject to a number of conditions, including approval of the shareholders of MMJ and approval from the TSX Venture Exchange (“TSXV”). The Transaction will not constitute a “Reverse-Takeover” of Scythian under the policies of the TSXV.

“With this Agreement, Scythian now has access to Argentina’s network of hospitals, doctors, retail pharmacies, private health providers and public health system,” said Rob Reid, CEO of Scythian. “We are thrilled to have accomplished this significant step forward in the Company’s expansion efforts and are eager to work with MMJ to develop quality medical cannabis backed by Argentina’s top health researchers and institutions.”

ABP has had a strong platform from its distribution and retail business to build on, having had revenues in excess of USD$10,000,000 per year since 2014, with over USD$11,000,000 in 2017. Scythian, working with ABP, will focus on continuing to build out ABP’s distribution and retail sales network, while strategically leveraging the License for expansion purposes.

On April 9, 2018, Scythian announced that ABP had received its license to import CBD oil for research and development purposes. Shortly after this, ABP issued its first purchase order of CBD oil from Aphria Inc. (“Aphria”) to be imported into Argentina for use in pioneering clinical studies conducted by Argentina’s top neurologists and pediatric specialists at the Dr. Juan P. Garrahan Pediatric Hospital. The study, which will be conducted over 2.5 years, is investigating the use of cannabis in treating refractory epilepsy in children and will determine the product’s pharmacokinetics for the optimization of dosage in future treatments. Additionally, with the support of Scythian and ABP, a training program will be conducted during and after the study to train and educate a network of specialized doctors across multiple provinces in Argentina using Aphria’s pharmaceutical grade medical cannabis.

“Now that a binding agreement to acquire MMJ International has been finalized, we can focus our efforts on the research and development of pharmaceutical grade medical cannabis in South America,” said CEO Rob Reid. “We are eager to begin making a positive global impact on the lives of countless patients in need.”

About Scythian Biosciences Corp.

Scythian is a research and development company committed to advancing prevention and treatment efforts for concussion and traumatic brain injury with its proprietary cannabinoid-based combination drug therapy.

Scythian’s mission is to be the first accepted drug regimen for the treatment of concussion. Scythian is partnered with the University of Miami and its neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. Through the Company’s collaborative efforts with the university, Scythian has access to the university’s extensive network of experts in the fields of traumatic brain injury and concussion. These connections provide Scythian with the ability to conduct its clinical studies at world-class facilities by widely recognized medical professionals.

Scythian has initiated its international expansion by launching additional cannabis-related activities across the globe. These significant endeavours complement the Company’s research and development efforts to enhance the many medical applications of cannabis.

Scythian is evaluating several strategic initiatives and pursuing partnerships with local cultivators, pharmaceutical import and distribution entities and universities in North America, South America, the Caribbean and beyond. This comprehensive approach positions Scythian as a potential global frontrunner in the research and development of medical cannabis.

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the proposed acquisition of MMJ and ABP, the Company’s expansion plans as well as training and research and development initiatives.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things, the risk that a regulatory approval that may be required for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated, that a condition to the completion of the acquisition of MMJ may not be satisfied or that the Company fails to successfully integrate MMJ and ABP into its current business.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry; and regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.